AB Funds

1345 Avenue of the Americas

New York, NY 10105

March 28, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Churko

Re: In the matter of the SEC Filings set forth in Appendix B hereto

Dear Ms. Churko:

Attached as Appendix A are responses to the comments made during your phone conversation with Eric C. Freed of AllianceBernstein L.P. on February 27, 2019.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo

Joseph Mantineo

Treasurer and Chief Financial

Officer of each Fund

cc:	Michael Reyes, Senior Analyst of the Funds
Mark R. Manley, AllianceBernstein L.P.
Emilie Wrapp, AllianceBernstein L.P.
Eric Freed, AllianceBernstein L.P.
Vince Noto, AllianceBernstein L.P
Steve Woetzel, AllianceBernstein L.P.
Phyllis Clarke, AllianceBernstein L.P.

Appendix A

Comment #1:

Various Funds

A number of funds hold so-called "Level III" securities, or securities the fair value of which is determined based on significant unobservable inputs. Note A.2 to these funds' financial statements includes a table setting forth, among other matters, the techniques used in valuing such securities, but the narrative discussion preceding such table indicates that securities priced (i) by third party vendors, (ii) by brokers, or (iii) using prior transaction prices are excluded from the table. Please explain supplementally the amounts of Level III securities valued in each of these manners. Also, in the case of securities valued using prior transaction prices, indicate supplementally whether the possibility that such prior prices are stale is considered.

Response #1: The bases for valuation of Level 3 securities held by the Registrants that do not appear in the tables headed "Quantitative Information about Level 3 Fair Value Measurements" are as follows:

Fund	Third Party Vendors	Brokers
AB Global Bond Fund	$282,477,907	$ 3,088,361
AB High Income Fund	$224,530,579	$103,937,748
AB Unconstrained Bond Fund	$ 1,401,697	$ 1,773,537
AB Bond Inflation Strategy	$ 5,913,560	$ 8,534,982
AB FlexFee High Yield Portfolio	$ 764,826	$ 132,634
AB Income Fund	$ 28,477,013	$ 94,958,781
AB Intermediate Bond Portfolio	$ 7,509,624	$ 8,006,258
AB Municipal Bond Inflation Strategy	$ 28,585,155	--
AB Tax-Aware Fixed Income Portfolio	$ 5,088,051	--

There were no Level 3 securities held by the Registrants that were valued using prior transaction prices.

Comment #2:

AB Global Bond Fund, Inc.

The portfolio turnover rate for the AB Global Bond Fund for the fiscal year ended September 30, 2018 was 369%, a substantial increase from the 107% portfolio turnover rate for the fiscal year ended September 30, 2017. An explanation of any significant variation in a fund's portfolio turnover rate over the two most recently completed fiscal years should be included in the Fund's Statement of Additional Information pursuant to Item 16(e) of Form N-1A.

Response #2: AllianceBernstein L.P. (the "Adviser") will monitor for substantial increases in portfolio turnover, and will include a discussion of the increase and the reasons for it when it believes such disclosure is appropriate. The Fund has disclosed, under Active Trading Risk in the Principal Risks section of the prospectus, that it expects to engage in active and frequent trading of its portfolio securities and that its portfolio turnover may greatly exceed 100%. This disclosure also highlights the effects that such active trading may have on the Fund and its shareholders.

Comment #3:

AB High Income Fund, Inc. and AB Unconstrained Bond Fund, Inc.

The financial statements of the AB High Income Fund and the AB Unconstrained Bond Fund in their respective annual reports note the reimbursement of the Funds by the Adviser for trading losses incurred due to trade entry errors. Explain supplementally the circumstances of each such trade error, whether the errors related to the same security or the same block trade, and whether any changes to the funds' internal controls would be appropriate to safeguard against similar trade errors.

Response #3: The reimbursements noted for the two Registrants relate to three separates errors which were not related. One reimbursement was due to certain trade instructions incorrectly being provided twice. Another reimbursement related to the late execution of trades as a result of updated internal target allocations not being implemented on a timely basis; the third reimbursement occurred as the result of an overdraft charge by the custodian, which in turn was the result of a buy transaction settling one day prior to the receipt of cash by the Fund from an unrelated derivative transaction. The Adviser continually monitors and re-evaluates its trading controls and makes necessary enhancements to prevent errors. No changes to the Adviser's controls were deemed necessary in connection with these errors, although relevant members of the Adviser's portfolio management staff were reminded of their responsibilities under the Adviser's existing controls.

Comment #4:

AB Unconstrained Bond Fund, Inc.

The Schedule of Investments of the October 31, 2018 financial statements of the AB Unconstrained Bond Fund and Note A.1 thereto indicate that certain securities of CB T-Mobile USA, Inc. held by the Fund are valued by the Fund at $0. Please confirm that such securities are not restricted or illiquid. If such securities are restricted or illiquid, they should be noted as such in the Schedule of Investments.

Response #4: The Registrant confirms that the CB T-Mobile USA securities are illiquid and will be disclosed as such.

Comment #5:

AB Unconstrained Bond Fund, Inc. and AB Bond Fund, Inc.

The Schedules of Investments indicate that interest on certain securities may be paid in cash or additional debt securities. Pursuant to AICPA Audit Risk Alert 2013-14, the Schedule of Investments or a footnote thereto should reflect for each such security the interest rates applicable in each case.

Response #5: The Registrants will ensure that the cited guidance is applied consistently for all such securities.

Appendix B

Registrant Name	Series Name	Fiscal Year End
AB Global Bond Fund, Inc.	AB Global Bond Fund	9/30/2018
AB High Income Fund, Inc.	AB High Income Fund	10/31/2018
AB Institutional Funds, Inc.	AB Global Real Estate Investment Fund II	10/31/2018
AB Sustainable Global Thematic Fund, Inc.	AB Sustainable Global Thematic Fund	7/31/2018
AB Unconstrained Bond Fund, Inc.	AB Unconstrained Bond Fund	10/31/2018
Bernstein Fund, Inc.	All Series	9/30/2018
AB Bond Fund, Inc.	All Series having 10/31 fiscal year ends	10/31/2018